Exhibit 99.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

STOCK SPLIT

We wish to inform our Stockholders that an Extraordinary General Meeting of BANCO ITAÚ HOLDING FINANCEIRA S.A., held on August 27, 2007, decided to split the company’s stock in a ratio of 100% of the shares representing the subscribed capital stock. As a consequence:

➢

the stockholders shall receive 1 (one) new share for each existing share of the same type; the existing shares issued by Banco Itaú Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting’s deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

➢

the new shares resulting from the stock split shall enjoy full rights to any distribution of income which may be declared after August 27, 2007 and the monthly dividends shall be adjusted at the same ratio as the stock split, that is, the payout changing from R$ 0.024 per share to R$ 0.012 per share.

Simultaneously to the approved operation in the Brazilian Market, the securities traded in the International Market also shall be split in a ratio of 100%, as follows:

➢	in the United States Market (NYSE), where currently each ADR - American Depositary Receipt represents 1 (one) preferred share, investors shall receive 1 (one) new ADR for each ADR held;

➢	in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, investors shall receive 1 (one) new CEDEAR for each CEDEARheld.

São Paulo-SP, August 27, 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer